March 12, 2025

Ryan Sutcliffe
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street NE
Washington, D.C. 20549

Re:	NEOS ETF Trust (the "Trust" or the "Registrant") File Nos. 811-23645, 333-253997

Dear Mr. Sutcliffe:

On January 14, 2025, NEOS ETF Trust (the "Trust" or the "Registrant"), on behalf of one of its series, the NEOS S&P 500® Hedged Equity Income ETF (the “Fund”), filed post-effective amendment number 178 to the Trust's registration statement (the "Amendment"). The Amendment was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, to register shares of the Fund. On February 26, 2025, Valerie J. Lithotomos provided comments to the Amendment by phone to Daniel Moler.

Set forth below are Ms. Lithotomos’ comments, as we understand them, followed by responses to those comments, which the Fund has authorized Thompson Hine LLP to make on its behalf. Where applicable, revisions indicated in responses to her comments will be reflected in an amendment to the registration statement to be filed subsequently to or concurrently with this letter. All capitalized terms not defined herein have the meaning given to them in the registration statement.

General

A. Please respond to all comments with a letter filed as correspondence on EDGAR five business days before the effective date of the amendment.

B. Where a change is made to a disclosure in response to a comment, please make corresponding changes throughout the Amendment.

C. We remind you that the Fund and its management are responsible for the accuracy and adequacy of the disclosure notwithstanding any review, comment, action, or absence of action by the SEC staff.

Response. The Registrant undertakes to make the EDGAR filing and transmit a courtesy copy within the time limits described in (a) above. The Registrant undertakes to make corresponding changes throughout the Amendment as described in (b) above. The Registrant acknowledges the responsibility described in (c) above.

Prospectus

Comment 1. Please confirm there is no fee waiver and recoupment for the Fund.

Response. The Registrant so confirms.

Comment 2. Please provide the completed fee table and expense example at least five business days before effectiveness.

Response. The completed fee table and expense example are included below.

Fees and Expenses of the Fund

The following table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Shareholder Fees (fees paid directly from your investment)
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.68%
Distribution and/or Service (12b-1) Fees	None
Other Expenses (1)	0.00%
Total Annual Fund Operating Expenses	0.68%

(1)	Other Expenses are estimated for the Fund’s initial fiscal year.

Expense Example

1 Year:	$69	3 Years:	$218

Comment 3. The Staff recommends adding a Cybersecurity risk factor in the Principal Investment Risks.

Response. The Registrant has added the following disclosure in the Item 4 Principal Investment Risks, and notes that a Cybersecurity Risk factor already exists in the Item 9 risk disclosure.

Cybersecurity Risk. The computer systems, networks and devices used by the Fund and its service providers to carry out routine business operations employ a variety of protections designed to prevent damage or interruption from computer viruses, network failures, computer and telecommunication failures, infiltration by unauthorized persons and security breaches. Despite the various protections utilized by the Fund and its service providers, systems, networks, or devices potentially can be breached. The Fund and its shareholders could be negatively impacted as a result of a cybersecurity breach.

Similar adverse consequences could result from cybersecurity breaches affecting issuers of securities in which the Fund invest; counterparties with which the Fund engages in transactions; governmental and other regulatory authorities; exchange and other financial market operators, banks, brokers, dealers, insurance companies, and other financial institutions (including financial intermediaries and service providers for the Fund’s shareholders); and other parties. In addition, substantial costs may be incurred by these entities in order to prevent any cybersecurity breaches in the future.

Comment 4. “Tracking Stock Risk” is not discussed in the principal investment strategy. Please discuss the role that it will play in the strategy.

Response. Upon further review, the Registrant has determined that this is not part of the principal investment strategy and has removed the risk disclosure.

Comment 5. Please add the start date for the portfolio managers.

Response. The Registrant has added the dates, as shown below.

Portfolio Managers

Garrett Paolella (since March 2025), Managing Partner and Portfolio Manager of the Adviser
Troy Cates (since March 2025), Managing Partner and Portfolio Manager of the Adviser

If you have any questions about the responses set forth above, please contact the undersigned at 202.973.2727 or bibb.strench@thompsonhine.com.

Best regards,

/s/ Bibb L. Strench

Bibb L. Strench

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